Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 3, 2022

FOXO Technologies to Participate in Upcoming June Investor Conferences

Minneapolis, MN & Houston, TX, June 02, 2022 (GLOBE NEWSWIRE) -- FOXO Technologies Inc. ("FOXO"), a technology company applying epigenetic science and AI to modernize the life insurance industry, which announced earlier this year that it would become a public company via a business combination (the “Transaction”) with special purpose acquisition company Delwinds Insurance Acquisition Corp. (NYSE: DWIN), today announced that Founder and Chief Executive Officer Jon Sabes will participate in the following investor conferences in June:

Goldman Sachs Insurtech Conference
Attending: Monday, June 6, 2022
Presentation time: 12:30 p.m. Eastern time
Where: Virtual fireside chat - Webcast link

Credit Suisse 5th Annual Private Company FinTech Conference & Networking Event
Attending: Thursday, June 9, 2022 – Friday, June 10, 2022
Event Format: One-on-one meetings
Where: Napa, CA

To receive additional information or to schedule a one-on-one meeting, please contact your conference representative or FOXO’s investor relations team at FOXO@gatewayir.com.

About FOXO Technologies Inc. (“FOXO”)
FOXO is a technology company aiming to make longevity science fundamental to life insurance. By applying epigenetic science and AI to commercialize saliva-based biomarkers, FOXO plans to simplify the consumer underwriting journey and enhance the consumer value proposition. FOXO’s platform will modernize the life insurance industry with saliva-based underwriting technology and consumer engagement services. FOXO is the parent company of FOXO Life Insurance Company. For more information about FOXO, visit www.foxotechnologies.com. For investor information and updates, visit https://foxotechnologies.com/investors/.

About Delwinds Insurance Acquisition Corp. (“Delwinds”)
Delwinds is a special purpose blank check company formed to effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Delwinds’ Chairman and Chief Executive Officer is Andrew J. Poole. For more information on Delwinds, visit www.delwinds.com.

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 3, 2022

Additional Information and Where to Find It
In connection with the proposed Transaction, Delwinds has filed a registration statement on Form S-4 (as amended on May 13, 2022, and as may further be amended from time to time, the “Registration Statement”), which includes a preliminary joint proxy statement /consent solicitation statement/prospectus and other relevant documents to its stockholders. STOCKHOLDERS OF DELWINDS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WAS FILED WITH THE SEC ON APRIL 8, 2022, AND INCLUDES A PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS AMENDED, ON MAY 13, 2022, AND WHEN AVAILABLE, ANY FURTHER AMENDMENTS THERETO, AND THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS IN CONNECTION WITH DELWINDS’ SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WILL BE MAILED TO STOCKHOLDERS OF DELWINDS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.

The documents filed by Delwinds with the SEC also may be obtained free of charge at Delwinds’ website at www.delwinds.com/investors or upon written request to One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation
Delwinds and FOXO and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Delwinds’ stockholders in connection with the proposed transaction. Delwinds’ stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in Delwinds’ Annual Report on Form10-K for the year ended December 31, 2021, as filed with the SEC on March 7, 2022 and Delwinds’ other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between FOXO and Delwinds will be contained in the Registration Statement when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation
This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 3, 2022

Forward-Looking Statements
This press release contains certain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FOXO, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Such forward-looking statements include, but not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding FOXO and the proposed transaction and the future held by the respective management teams of Delwinds or FOXO, the anticipated benefits and the anticipated timing of the proposed Transaction, future financial condition and performance of FOXO and expected financial impacts of and proceeds from the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions by Delwinds’ public stockholders and the products and markets and expected future performance and market opportunities of FOXO. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “strategy,” “may,” “might,” “strategy,” “opportunity,” “plan,” project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Delwinds’ securities, (ii) the risk that the proposed Transaction may not be completed by Delwinds’ business combination deadline and the potential failure to obtain an extension of the such business combination deadline, as is being sought by Delwinds at a special meeting of Delwinds’ stockholders, scheduled for June 6, 2022, (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the definitive agreement related to the Transaction (the “Merger Agreement”) by the stockholders of Delwinds, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the proposed Transaction on FOXO’s business relationships, operating results, and business generally, (vi) risks that the proposed Transaction disrupts current plans and operations of FOXO, (vii) the outcome of any legal proceedings that may be instituted against FOXO or against Delwinds related to the Merger Agreement or the proposed Transaction, (viii) the ability to maintain the listing of Delwinds’ securities on a national securities exchange, (ix) changes in the competitive and highly regulated industries in which FOXO operates, variations in operating performance across competitors, changes in laws and regulations affecting FOXO’s business, and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xi) potential inability of FOXO to establish the managing general agency, insurance carrier or other relationships required to advance its goals or to achieve its commercialization and development plans, (xii) the enforceability of FOXO’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive biotechnology industry or in the markets or industries in which FOXO’s prospective customers operate, including the highly regulated insurance industry. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Delwinds’ Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 7, 2022, and risks and uncertainties indicated in the Registration Statement, including those set forth under “Risk Factors” therein, and other documents filed or to be filed by Delwinds from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and FOXO and Delwinds assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither FOXO nor Delwinds gives any assurance that either FOXO or Delwinds, or the post-Transaction company, will achieve its expectations.

Contacts

Investor Relations
Cody Slach, Matthew Hausch
Gateway Investor Relations
(949) 574-3860
FOXO@gatewayir.com

Media & Public Relations
ASTRSK PR
foxo@astrskpr.com